Exhibit 99.1

Uranium Royalty Corp Commences Trading on Nasdaq

Vancouver, Canada (April 28, 2021) – Uranium Royalty Corp. (Nasdaq: UROY) (TSX-V: URC) (“Uranium Royalty” or the “Company”) is pleased to announce that further to its news release dated April 27, 2021, Uranium Royalty’s common shares will commence trading on the Nasdaq Capital Market under the symbol UROY at the open of markets today.

The common shares will continue to trade on the TSX Venture Exchange under the ticker symbol URC.

While shareholders are not required to take any action, the Company recommends that holders who acquired shares in the U.S. through ticker symbol URCCF monitor their institution or brokerage account to ensure their holdings are correctly reflected under the new ticker symbol.

About Uranium Royalty Corp.

Uranium Royalty Corp. (Nasdaq: UROY and TSX-V: URC) is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. URC intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the Board to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.